FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
X Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* HATCHEL G. DON	2. Issuer Name and Ticker or Trading Symbol PACCAR Inc (PCAR)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner Officer (give title below) X Other (specify below) FORMER EXECUTIVE OFFICER
(Last) (First) (Middle) 777 106th Avenue NE	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 11/05/2002
(Street) Bellevue, WA 98004		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
COMMON STOCK (SIP)(1)								1441.4	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
STOCK OPTION	$27.83							01/01/03	01/25/10	COMMON STOCK	10,956		10,956	D
STOCK OPTION	$34.42							01/01/04	01/24/11	COMMON STOCK	10,182		10,182	D
STOCK OPTION	$42.31							01/01/05	01/23/12	COMMON STOCK	8,469		8,469	D
Explanation of Responses: (1) Shares held in PACCAR Savings Investment Plan (SIP).
By: /s/ G. D. Hatchel by Janice D'Amato POA J. M. D'Amato **Signature of Reporting Person	November 5, 2002 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

POWER OF ATTORNEY

 I, G. Don Hatchel, hereby appoint and constitute G. Glen Morie and Janice M. D'Amato, acting individually, my true and lawful attorney-in-fact with full power to sign for me and in my name a Statement of Changes of Beneficial Ownership of Securities issued by PACCAR Inc on Form 4 and Form 5 to be filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, together with any and all amendments thereto.  This power of attorney shall remain in effect until December 31, 2003, unless earlier terminated by the undersigned in writing.

 IN WITNESS WHEREOF, the undersigned has executed this power of attorney this 9th day of September, 2002.

/s/ G. Don Hatchel

G. Don Hatchel